EXHIBIT 1
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[Desc Logo]                                  FOR IMMEDIATE RELEASE

                                              Contact:    DESC
                                                          Arturo D'Acosta Ruiz
                                                          Mariana Alvarez  Neder
                                                          011 525 261 8000
                                                          desc@mail.desc.com.mx
                                                                 - or -
                                                          CITIGATE DEWE ROGERSON
                                                          Mikhal Stein
                                                          305 381 6500
                                                          mstein@cg-mi.com


                DESC S.A. DE C.V. RECEIVES REGULATORY APPROVAL ON
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                    SALE OF POULTRY AND ANIMAL FEED BUSINESS
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         MEXICO CITY, Mexico, December 20, 1999 -- DESC, S.A. de C.V. (NYSE:
DES; BMV: DESC) announced today that regulatory authorities in Mexico approved DESC's sale of Grupo Campi S.A. de C.V., its poultry and animal feed business, to Industrias Bachoco S.A. de C.V. (NYSE: IBA; BMV:BACHOCO UBL).

         On November 5, DESC announced that it had reached an agreement with Industrias Bachoco whereby the latter would purchase 100% of DESC's shares in Grupo Campi. This agreement was subject to the approval of the Federal Antitrust Commission, which already issued its official resolution in favor to the transaction.

         The total purchase price of Grupo Campi was US$155 million, including approximately US$27 million in net debt. On Tuesday, December 21 DESC will receive the proceeds from the sale, which will be mainly used to pay down debt.

         With the close of this transaction DESC reinforces its strategy to focus on branded products in its food sector, with a strong market share in Mexico and the Southwestern United States.

         DESC S.A. de C.V., headquartered in Mexico City, is one of the largest industrial groups in Mexico. Through its wholly-owned subsidiaries, DESC is engaged in the auto-parts, chemicals, food, consumer products and real estate industries. More information about DESC S.A. de C.V. can be obtained via the Internet at www.desc.com.mx.


DESC S.A. de C.V.
Paseo del los Tamarindos 400-B
Bosques de las Lomas
05120 Mexico D.F.
www.desc.com.mx

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